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Regulatory Announcement

RECEIVED

2007 JAN 10 A 9:01

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

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Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	17:07 08-Dec-06
Number	5759N

SUPPL

Tesco PLC announces that on 8 December 2006 it purchased from JPMorgan Cazenove 2,654,000 ordinary shares at an average price of 386.33 pence per share. The purchased shares will be cancelled.

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PROCESSED

JAN 1 6 2007

THOMSON FINANCIAL

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SUPPL

TESCO

News release...

Thursday 4 January 2007

TESCO ANNOUNCES NEW PROPERTY JOINT VENTURE

Tesco today announced a new property joint venture to realise £445m from its UK property portfolio.

Joining forces with British Airways Pension Fund, Tesco has entered into a partnership that will release funding for its future growth, whilst maintaining the flexibility to operate and adapt its property assets.

The 50/50 joint venture follows Tesco's announcement in April 2006 of a property sale and leaseback programme that is expected to realise proceeds of up to £5bn over five years from its extensive freehold estate.

The joint venture takes advantage of attractive conditions within the debt and equity markets, being reflected in an initial yield of less than 4.5%. The sole debt provider was Deutsche Bank AG London.

The transaction includes 16 Tesco stores, accounting for 2% of Tesco UK property assets by gross floor area. The joint venture is for a term of 20 years with an early termination option in 2016. Annual rental uplifts are linked to a limited prices index calculated by reference to RPI, collared between zero and 3.5% per annum.

Contacts:

Investor Relations:	Steve Webb	01992 644 800
Press:	Jonathan Church	01992 644 645
	Angus Maitland	020 7379 5151